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                                                  REGISTRATION NO. 33-98528
                                                  RULE 424(b)(5)

                             AMENDMENT TO SUPPLEMENT
                     TO PROSPECTUS, DATED NOVEMBER 25, 1997

                                  PhyCor, Inc.

                                3,000,000 Shares

                                  Common Stock

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         The Prospectus, dated November 25, 1997 (the "Prospectus"), to which this Amendment to Supplement, dated December 18, 1997, is attached (the "Supplement"), relates to the resale by the holders thereof (the "Selling Shareholders") of up to 3,000,000 shares (the "Shares") of the Company's Common Stock issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in transactions not involving public offerings in connection with the Company's affiliation and long-term relationships with single- and multi-specialty medical clinics, individual physician practices and related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, the Prospectus also relates to the resale by certain Selling Shareholders of Common Stock issued without registration under the Securities Act in transactions not involving public offerings upon the exercise of (i) options granted by the Company prior to the adoption by the Company of its stock incentive plans; and (ii) stock purchase warrants issued, or to be issued from time to time, in connection with financing activities, acquisitions and related transactions, including, but not limited to, (A) warrants issued as consideration for consulting or other services provided or to be provided to the Company and the execution of a management or service agreement with the Company or an affiliate and (B) warrants issued by the Company to holders of shares of Common Stock of PhyCor Management Corporation, an entity in which the Company owns a minority equity interest.

         This Amendment to Supplement amends the Supplement to Prospectus originally filed with the Securities and Exchange Commission on February 5, 1997. This Amendment to Supplement relates to the proposed resale of 97,170 shares of the Company's Common Stock by Northeast Arkansas Internal Medicine Clinic, P.A., an Arkansas professional association (the "Clinic"). Such shares were issued to the Clinic upon the partial conversion of a 7.0% Subordinated Convertible Note in the aggregate principal amount of $1,925,736 (the "Conversion Note"). The Company issued the Conversion Note and two additional 7.0% Convertible Subordinated Notes in the principal amount of $2,167,113 (collectively with the Conversion Note, the "Purchase Notes") to the Clinic in connection with the acquisition by PhyCor of Northeast Arkansas, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Arkansas"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic effective as of March 1, 1995 (the "Purchase Agreement").

         Terms defined in the Prospectus have the same meaning in this Amendment to Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected June 14, 1996 in the form of a 50% stock dividend.

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         The date of this Amendment to Supplement is December 18, 1997.


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     THIS AMENDMENT TO SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE
NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

Selling Shareholder

     The Clinic operates a multi-specialty medical clinic in Jonesboro, Arkansas and maintains four satellite locations in the area. The Clinic's principal office is located at 311 East Matthews, Jonesboro, Arkansas 72401.

     The Company, through PhyCor-Arkansas, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the Act. On April 15, 1996, the Clinic converted certain of the Purchase Notes, in accordance with their terms, into an aggregate of 151,636 shares of PhyCor Common Stock. The Clinic resold such shares pursuant to a Prospectus Supplement dated April 15, 1996. On October 21, 1996, the Clinic converted certain of the Purchase Notes, in accordance with their terms, into an aggregate of 11,724 shares of PhyCor Common Stock. The Clinic resold such shares pursuant to a Prospectus Supplement dated October 21, 1996. On January 24, 1997, the Clinic partially converted the Conversion Note, in accordance with its terms, into an aggregate of 128,101 shares of Common Stock. At such time, 14,112 of such shares were distributed to certain existing shareholders of the Clinic on a pro rata basis based on such shareholders' ownership of the Clinic. The Clinic resold 16,819 of the shares issued upon conversion of the Note pursuant to a Prospectus Supplement dated January 29, 1997. The Clinic intends to resell the remaining 97,170 shares (the "Shares") pursuant to the terms of the Prospectus and this Amendment to Supplement.

     In connection with the acquisition of the assets of the Clinic, PhyCor-Arkansas entered into a Service Agreement, effective as of March 1, 1995 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Arkansas will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement will be for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

     This Amendment to Supplement relates to the reoffering of the Shares by the Clinic. The Clinic has designated Equitable Securities Corporation ("Equitable"), a registered broker-dealer, as agent for the resale of the Shares. The Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Equitable has agreed to use its best efforts to sell the Shares on behalf of the Clinic. The Clinic and/or Equitable may effect such transactions by selling the Shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Equitable and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or Equitable and any broker-dealers that act in connection with the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the Shares as principal may be deemed to be underwriting discounts and commissions.


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